UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

Sonos, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

83570H108
(CUSIP Number)

February 9, 2023
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83570H108
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Sancarin S.L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,379,985
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,379,985

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,379,985
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.01%[1]
12	TYPE OF REPORTING PERSON (see instructions) OO

1 Based upon a total of 127,347,882 outstanding shares of the Issuer’s common stock as of January 31, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on February 9, 2023.

CUSIP No. 83570H108
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Ms. Concepcion Calleja Delegido
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,379,985
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,379,985

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,379,985
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.01%[2]
12	TYPE OF REPORTING PERSON (see instructions) IN

2 Based upon a total of 127,347,882 outstanding shares of the Issuer’s common stock as of January 31, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on February 9, 2023.

Item 1(a).	Name of Issuer:

Sonos, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

614 Chapala Street Santa Barbara, CA 93101

Item 2(a).	Name of Person Filing:

Sancarin S.L. Ms. Concepcion Calleja Delegido

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Parque empresarial MINIPARC I, Calle Azalea, 1, Edificio A, 2A, 28019, Madrid, Spain

Item 2(c).	Citizenship:

Sancarin S.L. is sociedad limitada organized under the laws of Spain. Ms. Concepcion Calleja Delegido is a citizen of Spain.

Item 2(d).	Title of Class of Securities:

Common Stock, par value of $.0001 per share

Item 2(e).	CUSIP Number: 83570H108

Item 3.	Not applicable

Item 4.	Ownership.

	Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount Beneficially Owned by Sancarin S.L.:		6,379,985
	(b)	Percent of Class:		5.01%
	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote:	0
		(ii)	shared power to vote or to direct the vote:	6,379,985
		(iii)	sole power to dispose or to direct the disposition of:	0
		(iv)	shared power to dispose or to direct the disposition of:	6,379,985

	Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount Beneficially Owned by Ms. Concepcion Calleja Delegido:		6,379,985
	(b)	Percent of Class:		5.01%
	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote:	0
		(ii)	shared power to vote or to direct the vote:	6,379,985
		(iii)	sole power to dispose or to direct the disposition of:	0
		(iv)	shared power to dispose or to direct the disposition of:	6,379,985

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

No.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

Sancarin S.L.

By:	/s/ Oscar Gonzalez Delgado
Name: Oscar Gonzalez Delgado
Title: CEO

Ms. Concepcion Calleja Delegido

/s/ Concepcion Calleja Delegido
By: Concepcion Calleja Delegido

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that s/he or it knows or has reason to believe that such information is inaccurate.

Dated: February 14, 2023

Sancarin S.L.

By:	/s/ Oscar Gonzalez Delgado
Name: Oscar Gonzalez Delgado
Title: CEO

Ms. Concepcion Calleja Delegido

/s/ Concepcion Calleja Delegido
By: Concepcion Calleja Delegido